

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Via E-mail
Mr. Dean L. Cash
Chief Executive Officer
ATEL 15, LLC
600 California St, 6<sup>th</sup> Floor
San Francisco, CA  94108

> **Re:     ATEL 15, LLC**
> **Registration Statement on Form S-1**
> **Filed May 23, 2011**
> **File No. 333-174418**

Dear Mr. Cash:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

2. Please revise your registration statement to include a description of the suitability standards you plan to use in determining the acceptance of subscription agreements immediately following the cover page of the prospectus.  Refer to Part 2 of Industry Guide 5.

Outside Front Cover Page of the Prospectus

3.  Please add bullet point disclosure discussing the risk, if true, that investors may incur tax liability in excess of cash contributions in a particular year.

Summary of the Offering, page 1

4.  In the summary section, please describe the depreciation method to be used. We note the disclosure on page 66 regarding the straight-line method. Refer to Part 3.A.vi of Industry Guide 5.

5.  On page 4, we note your statement, "During the Fund's offering and operating stages . . . , the Fund expects to make regular cash contributions to investors." Please revise this statement to clarify that you will not begin making regular cash contributions to investors until you receive the minimum offering amount.

Risk Factors, page 7

The Fund is a newly-formed entity, page 12

6.  Please revise this risk factor to discuss the risks associated with the fact that the Fund is a newly-formed entity with no operating history.

Who Should Invest, page 15

7.  Please add disclosure to this section that this investment is not appropriate for investors seeking to shelter other sources of income from taxation.

Reimbursement of Organization and Offering Expenses, page 24

8.  Supplementally, please tell us whether this expense related to the offering is subject to FINRA review.

Investment Objectives and Policies, page 28

Types of Equipment, page 31

9.  In the second paragraph on page 32, we note your statement that you will limit the ownership of units or interests therein by non U.S. citizens to no more than 20% of the outstanding units. Please disclose how you determined that this threshold ensures that the Fund will not exceed relevant federal limits on foreign ownership.

Fiduciary Duty of the Manager, page 53

10. Please disclose whether the Operating Agreement modifies the Manager's fiduciary duties under California law.

Management, page 54

11. Please name your promoters. Refer to Item 404(d)(2) of Regulation S-K.

Prior Performance Summary, page 58

12. Concerning the fourth prior program, ATEL Cash Distribution Fund IV, we note your statement that items representing an original purchase cost of $103,274,568 had been sold as of December 31, 2004. Please disclose the current status of the items representing the remainder of the original purchase cost.

Federal Income Tax Consequences, page 67

13. Please revise the statement, "It is impractical to set forth in this Prospectus all aspects of federal, state, local and foreign tax law which may affect an investment in the Fund" to clarify that this section discusses all material Federal tax consequences.

Distribution, page 91

14. We note that each subscriber has the right to cancel his or her subscription during a period of five business days after the subscriber has submitted the executed Subscription Agreement to the broker-dealer through which the Units are sold. We also note on page 31 that any net offering proceeds received by the Fund during the first twelve months of the offering that have not been committed to investment in equipment by a date eighteen months after the beginning of the offering, and any net offering proceeds received during a second year of the offering that have not been committed to investment by a date six months after the end of the offering (except for amounts used to pay operating expenses or required as capital reserves), will be returned pro rata by the Fund to investors. Please disclose when such subscription payments would be returned under these circumstances.

Escrow Arrangements, page 92

15. Please include a risk factor addressing the fact that subscribers may not withdraw funds from the escrow account.

Investments by Certain Persons, page 93

16. We note that the Manager and its affiliates may, but do not currently intend to acquire shares. Please confirm, if true, that:

- no offers were made prior to the filing of the registration statement;
- subsequent offers were made only with the prospectus; and
- no funds have or will be committed or paid prior to effectiveness of the registration statement.

Reports to Holders, page 94

17. Please tell us why the annual and quarterly reports will be provided within 120 and 60 days, respectively, of the end of the applicable periods rather than with 90 and 45 days. Refer to Part 15 of Industry Guide 5.

Supplemental Sales Material, page 95

18. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the fund.

Financial Statements, page F-1

Notes to the Financial Statements, page F-6

Note 2 - Summary of Significant Accounting Policies, page F-6

Subsequent Events, page F-6

19. Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Exhibit A

Prior Performance Information, page A-1

Table III – Operating Results of Prior Public Programs, page A-7

20. It appears that the amounts of cash distributions to investors on a GAAP basis for certain periods do not agree to the amounts included in the Forms 10-K and 10-Q filed for ATEL 14, LLC. For example, it appears that the 2010 cash distributions to investors on a GAAP basis of $73.76 per unit does not agree to the amount reported on the statement of changes in members' capital included on page 19 of the Form 10-K for the year ended December 31, 2010. Please revise as necessary to ensure that prior performance

information agrees to the information included in the Forms 10-K and 10-Q filed or disclose why the amounts are different in a footnote to the table.

Undertakings, page II-2

21. Please include the undertaking specified in Item 512(f) of Regulation S-K as this undertaking is not limited to firm commitment undertakings but rather applies to all underwritten offerings, which includes "best efforts" and "minimum-maximum" offerings.

22. Please include the undertaking in Part 20.D. of Industry Guide 5.

Exhibit 8.1

23. We note your statement in the second paragraph that counsel's opinions "are for delivery to the Fund." Please revise this statement to clarify that investors are entitled to rely on the opinions covered by this letter.

24. Please delete the assumption that the Fund has been organized in accordance with the provisions of its operating agreement. Please also delete the assumption that the units are not listed on an established securities market and are not readily tradable on a secondary market or the substantial equivalent thereof.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

cc:     Via E-mail
        Paul J. Derenthal, Esq.
        Derenthal & Dannhauser LLP